================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                  ------------
                                 (Rule 13d-101)

                                (Amendment No. 8)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                      87927W10
      (Title of class of securities)                          (CUSIP number)

                           Alexander Rosenzweig, Esq.
                     Vice President and Chief Legal Officer
                           Pirelli North America, Inc.
                              246 Stoneridge Drive
                                    Suite 400
                         Columbia, South Carolina 29210
                                 (803) 951-1040

                                 With a copy to:

                              Ellen J. Odoner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                December 13, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

NY2:\1106659\03\NPWJ03!.DOC\67793.0060

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
-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 2 of 7
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         PIRELLI S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  BK, WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                  2,891,656,682
        OWNED BY                                                                                           (See Item 5)

          EACH              -------------------     --------------------------------------------------------------------------------
       REPORTING                    9               SOLE DISPOSITIVE POWER:                                     0

      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,891,656,682
                                                                                                           (See Item 5)

------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,891,656,682
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       54.96%
                                                                                                                   (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------

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CUSIP No.  87927W10                                               13D                                                   Page 3 of 7
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         Olimpia S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):    [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                    See Item 5
        OWNED BY
                            -------------------     --------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                     0
       REPORTING
                            -------------------     --------------------------------------------------------------------------------
      PERSON WITH                   10              SHARED DISPOSITIVE POWER:                               See Item 5

------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                        See Item 5
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     See Item 5
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------

                  This Amendment No. 8 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A., a company incorporated under the laws of the Republic of Italy ("Pirelli"), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy (the "Purchaser"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

                  Pirelli, the Purchaser, Edizione Holding, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli and the Purchaser in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli and the Purchaser are responsible solely for the information contained in their separate filing, except that information contained in the Statement on
Schedule 13D concerning any director or officer of the Purchaser nominated by Edizione Holding, UCI or BCI has been provided by the nominating person.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

                  On November 22, 2001, 492,495,499 of the Olivetti Shares, and 492,495,501 of the Olivetti Convertible Bonds, that the Purchaser acquired pursuant to the Olivetti rights offering were pledged with Banca di Roma as security agent under the pledge agreement that was filed with Amendment No. 6 to the Statement on Schedule 13D as Exhibit 24. As reported in Item 3 of Amendment No. 6 to the Statement on Schedule 13D, the pledge agreement secures the Purchaser's borrowings under the Revolving Facility Agreement (a copy of which was filed with Amendment No. 6 to the Statement on Schedule 13D as Exhibit 23).

                  On November 27, 2001, Article I and paragraph 10(a) of the instrument governing the bonds issued by the Purchaser to Bell on October 5, 2001 (a copy of which was filed with Amendment No. 4 to the Statement on Schedule 13D as Exhibit 12) were amended to, among other things, provide a formula for making anti-dilution adjustments to the number of Olivetti Shares to be delivered to the bondholder upon retirement of the bonds. A copy of the amended provisions is filed as Exhibit 32.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

                  (a) As reported in Item 5(a) of Amendment No. 7 to the Statement on Schedule 13D, after giving effect to the Purchaser's acquisition of 504,825,563 Olivetti Shares and 504,825,562 Olivetti Convertible Bonds pursuant to the Olivetti rights offering, the Purchaser directly holds 2,524,127,813 Olivetti Shares, 504,825,562 Olivetti Convertible Bonds (each of which is convertible into one Olivetti Share at any time during the period between January 22, 2002 and December 15, 2009) and 68,409,125 Olivetti Warrants (each of which may be exercised for 0.5 Olivetti Shares at any time until December 15,
2002). In addition, after giving effect to the transactions described in Item 5(c) of Amendment No. 7 to the Statement on Schedule 13D, the Purchaser has the right to acquire a further 263,500,000 Olivetti Shares, and Pirelli has the right to acquire a further 300,000,000 Olivetti Convertible Bonds or Olivetti Shares. On December 13, 2001, Olivetti reported to the Companies Registry of Turin that, as of that date, there were 8,783,701,564 Olivetti Shares issued and outstanding. The Purchaser's direct holding of 2,524,127,813 Olivetti Shares represents 28.74% of the total number of Olivetti Shares reported to be outstanding. This percentage assumes that the Purchaser has not converted any of its Olivetti Convertible Bonds, exercised any of its Olivetti Warrants or acquired any Olivetti Shares in connection with the transactions described Item 5(c) of Amendment No. 7 to the Statement on Schedule 13D.

Item 7. Material to be Filed as Exhibits
        --------------------------------

                  32. Amended Article I and Paragraph 10(a) of the instrument governing the bonds issued by the Purchaser to Bell on October 5, 2001 (a copy of which was filed with Amendment No. 4 to the Statement on Schedule 13D as
Exhibit 12) [English translation]

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    December 20, 2001

                                 PIRELLI S.p.A.


                                 By:     /s/ Anna Chiara Svelto
                                     ------------------------------------
                                      Name:  Anna Chiara Svelto
                                      Title: Attorney-in-fact





                                 OLIMPIA S.p.A.


                                 By:     /s/ Luciano Gobbi
                                     ------------------------------------
                                      Name:  Luciano Gobbi
                                      Title: Director and Attorney-in-fact

                                  EXHIBIT INDEX
                                  -------------

                  32. Amended Article I and Paragraph 10(a) of the instrument governing the bonds issued by the Purchaser to Bell on October 5, 2001 (a copy of which was filed with Amendment No. 4 to the Statement on Schedule 13D as
Exhibit 12) [English translation]